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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                             Amendment No. ________



                            Sims Communication, Inc.
                                 Name of Issuer

                                  Common Stock
                          Title of Class of Securities

                                    829158401
                                  CUSIP Number


        Michael Pickens/P.O. Box 76, Nocona , Texas 76255/ (940) 825-3034
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications


                                 March 25, 1998
              Date of Event which Requires Filing of this Statement
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CUSIP NO. 829158401

1. Names of Reporting Persons: M3, Inc.

2. Check the Appropriate Box if a Member of a Group
                  (A) N/A
                  (B) N/A


3. SEC Use Only

4. Source of Funds:WC/00--(See Item 3 narrative for explanation of 00)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6. Place of Organization: Delaware

Number of         7.  Sole Voting Power         150,000
Shares Bene-
ficially          8.  Shared Voting Power             0
Owned by
Each              9.  Sole Dispositive Power    150,000
Reporting
Person With       10. Shared Dispositive Power        0

11. Aggregate Amount Beneficially Owned by Each reporting person: 150,000 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A

13. Percent of Class Represented by Amount in Row (11): 3.17%

14. Type of Reporting Persons: CO
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CUSIP NO. 829158401

1. Name of Reporting Person: Southwest Sites, Inc.

2. Check the Appropriate Box if a Member of a Group
   (A) N/A
   (B) N/A

3. SEC Use Only

4. Source of Funds:WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6. Place of Organization: Texas

Number of         7.  Sole Voting Power         87,000
Shares Bene-
ficially          8.  Shared Voting Power            0
Owned by
Each              9.  Sole Dispositive Power    87,000
Reporting
Person With       10. Shared Dispositive Power       0

11. Aggregate Amount Beneficially Owned by Each reporting person: 87,000 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A

13. Percent of Class Represented by Amount in Row (11):  1.83%

14. Type of Reporting Persons: CO
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Item 1.   Security and Issuer

Common Stock. Sims Communications, Inc., 17821 Skypark Circle, Suite G, Irvine, California, 92614

Item 2. Identity and Background

M3, Inc. (A Delaware Corporation) and Southwest Sites, Inc. (a Texas Corporation), both have their principal offices at P.O. Box 76, Nocona, Texas, 76255. Both M3, Inc. and Southwest Sites, Inc.'s principal business is financial services. Neither M3, Inc. nor Southwest Sites, Inc. have applicable responses to Paragraph (d) or (e) of this Item.

Item 3. Source and Amount of Funds or Other Consideration

Southwest Sites, Inc. used working capital (WC) to purchase the issuers shares. M3, Inc. purchased 100,000 shares on or about February 9, 1998 in exchange for a research report to be prepared for the issuer (see Exhibit A, attached hereto) and used working capital to purchase 500,000 of the issuers shares on or about February 11, 1998, (see Exhibit B, attached hereto) [N.B.: M3, Inc. now beneficially owns 150,000 shares rather that the 600, 000 it purchased originally, since on or about February 16, 1998, the issuer effected a 1 for 4 reverse split of its common stock (see Exhibit C, attached hereto].

Item 4. Purpose of Transaction.

The purpose of the acquisitions by both M3, Inc. and Southwest Sites, Inc. was for investment. Neither M3, Inc. nor Southwest Sites, Inc. has any current plans or proposals which relate to or would result in any of the enumerated paragraphs
(a) - (h) of this Item 4.

Item 5.  Interest in Securities of the Issuer

(A) M3, Inc. beneficially owns 150,000 shares, or approximately 3.17% of the issuer's common stock. Southwest Sites, Inc. beneficially owns 87,000 shares, or approximately 1,83% of the issuer's common stock.

(B) M3, Inc. holds 150,000 shares of the issuer that it has sole power to vote or direct the vote, and the power to dispose or direct the disposition of, and 0 shares that it has shared power to vote or direct the vote and shared power to dispose or direct the disposition of. Southwest Sites, Inc. has 87,000 shares of the issuer that it has sole power to vote or direct the vote, and the power to dispose or direct the disposition of, and 0 shares that it has shared power to vote or direct the vote and shared power to dispose or direct the disposition of.

(C) On or about February 9, 1998, M3, Inc. received 100,000 shares of the issuer's common stock in exchange for a research report to be prepared for the issuer (see Exhibit A, attached hereto). On or about February 11, 1998, M3, Inc. purchased 500,000 shares of the issuer's common stock for $.20 per share, pursuant to a Subscription Agreement between the issuer and M3, Inc. (see Exhibit B, attached hereto).
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Between on or about February 27, 1998 and March 25, 1998, Southwest Sites, Inc.
purchased an aggregate of 87,000 shares of the issuer's common stock. The respective dates of those transactions, the amount of securities involved, the prices per share and the manner of the transactions are evidenced by the trade confirmations (see Exhibit D, attached hereto).

(D) N/A

(E) N/A

Item 6.  Contracts, etc. with respect to Securities of the Issuer

On or about February 9, 1998, M3, Inc. and the issuer entered into a letter agreement (see Exhibit E, attached hereto) whereby, among other terms and conditions, the issuer agreed to issue an aggregate of 100,000 shares of common stock in exchange for M3, Inc. preparing a research report on the issuer. Pursuant to this letter agreement the issuer also agreed to sell 500,000 shares of the restricted stock from the issuer. The terms and conditions of the purchase of 500,000 shares are contained in a Subscription Agreement between the issuer and M3, Inc. dated on or about February 11, 1998.

Item 7. Material to be Filed as Exhibits

See attached Exhibits A-E.

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                                  Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 1998


                                       By:  /s/ Michael O. Pickens
                                            -----------------------------------
                                                Michael O. Pickens, President




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                                 EXHIBIT LIST



A. Research report
B. Sims Subscription Agreement
C. News Report
D. Trade Confirmations
E. Letter Agreement


** On April 2, 1998, the Securities and Exchange Commission granted us a continuing hardship exemption. Therefore, all the exhibits will be filed pursuant to Form SE.**